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                                                                EXHIBIT 99(d)(2)

                [LETTERHEAD OF FIRSTCITY FINANCIAL CORPORATION]

May 21, 2002

Mr. Terry R. DeWitt
Mr. G. Stephen Fillip
Mr. James C. Holmes
6400 Imperial Drive
Waco, TX 76712

RE: Agreement to Purchase Shares of FirstCity Holdings Corporation

Gentlemen,

     This letter amends, restates and supercedes the letter agreement among us dated October 1, 2001 and outlines the agreements reached among us for FirstCity Financial Corporation (and/or FirstCity Commercial, herein "FCFC") to acquire 100% of your outstanding and owned shares in FirstCity Holdings Corporation ("FCHC"). As you are aware, FCFC anticipates issuing up to 4,068,703 new shares of common stock, with this new issuance being used in the following manner:

          1) Up to 3,668,703 common shares issued to the existing Preferred Shareholders as part of an anticipated Tender Offer for 100% of all of FCFC's outstanding preferred shares (the "TENDER OFFER"). The number of common shares will be reduced proportionately with the number of Preferred Shares not accepting the "Tender Offer".

          2) Issue a total of 400,000 FCFC common shares as follows:

             a) 140,000 shares issued to Terry R. DeWitt as part consideration for the purchase of 100% of his ownership in FCHC.

             b) 140,000 shares issued to G. Stephen Fillip as part consideration for the purchase of 100% of his ownership in FCHC.

             c) 120,000 shares issued to James C. Holmes as part consideration for the purchase of 100% of his ownership in FCHC.

     As indicated above, a total of 400,000 shares will be issued as partial consideration for the purchase of 100% of your shares in FCHC. As further consideration for the purchase of your FCHC shares, FCFC agrees to the following:

          1. On closing date, FCHC will calculate the Net Cash Collections (defined below) of all incentive servicing fees having been collected to date and FCFC will pay to you in cash, pro-rata, 20% of the first $5,000,000 of such Net Cash Collections and 17% of such Net Cash Collection in excess of $5,000,000 (the "CLOSING PAYMENT"), provided that the Closing Payment shall not exceed $3,200,000.

        "NET CASH COLLECTIONS" as used herein, is the amount of all incentive servicing fees in US dollars collected by FCHC from its Mexico operations, net of all appropriate taxes and/or other charges that may possibly be accessed by the Government of Mexico. As used herein, "PRO-RATA" shall mean the proportional ownership of the 20% ownership of FCHC, held by Terry R. DeWitt (35.0%), G. Stephen Fillip (35.0%), and James C. Holmes (30.0%).

          2. On the closing date, FCFC will execute and deliver to each of you a promissory note (the "CASH COLLECTION NOTES") as additional consideration, in a principal amount to be calculated as of the closing date, designed to yield total aggregate principal and interest payments to you collectively in an amount
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     equal to (a) $3,200,000 less (b) the Closing Payment. The terms of the Cash
     Collection Notes will be as follows:

             a) Interest will accrue at the Mid Term Applicable Federal Rate (as determined on the closing date and as adjusted on the third anniversary and sixth anniversary of the closing date) and will be paid quarterly subject to the terms set forth in this letter agreement.

             b) After the closing date, and quarterly thereafter until the Cash Collection Notes are paid in full, FCHC will calculate and certify the Net Cash Collections for the preceding fiscal quarter. An amount equal to (a) 20% of such Net Cash Collections, until such amount when added to the Closing Payment equals $1,000,000, and (b) 17% of such Net Collections thereafter, will be applied as payments on the Cash Collection Notes, to be applied pro-rata first to interest and then to principal.

             c) In the event the quarterly amount to be paid is less than the accrued unpaid interest, payment of the amount of interest unpaid shall be deferred until the next quarterly note payment.

             d) The Cash Collection Notes shall have an expiration date of nine years from the date of closing, with interest rate adjustments on the third and sixth anniversaries of the closing date. In the event that the aggregate of the Closing Payment and all payments of principal and interest made on the Cash Collection Notes as of such expiration date is less than $3,200,000, the remaining principal balance and accrued unpaid interest on the Cash Collection Notes will be forgiven.

             e) In the event the principal balance of the Cash Collection Notes is reduced to zero and the aggregate amount of (a) the Closing Payment and (b) the total principal and interest payments received under the Cash Collection Notes is less than $3,200,000 (such difference being the "ADDITIONAL INTEREST AMOUNT"), FCFC will, subject to clause 4 above, continue to make quarterly payments from Net Cash Collections until the Additional Interest Amount is paid in full.

             f) In the event any of you terminate your employment with FCFC for any reason (other than as a result of your death or permanent disability) or in the event FCFC terminates your employment for cause, the Cash Collection Note held by the terminated employee will be deemed paid in full and that terminated employee will not be entitled to any further payments under his Cash Collection Note.

             g) At closing, your current Employment Contracts will be terminated. Your base salary will remain at the present levels. Appropriate incentive compensation for the year 2002 and subsequent years will be determined by FCFC's executive committee and approved by the compensation committee of FCFC's board of directors.

             h) The Cash Collection Notes will not be assignable without the consent of FCFC.

     If you concur that the above adequately reflects our mutual understanding, I would appreciate your signing in the space provided below as your willingness to go forward with this transaction. Prior to closing, we will be preparing and asking you to execute a binding Stock Purchase Agreement spelling out the terms of our understanding. This transaction will close simultaneously with, and will be contingent upon, the closings of (i) the Tender Offer, (ii) the sale of a portion of FCFC's interests in Drive Financial Services, LP and Drive GP LLC to affiliates of BoS(USA) Inc., (iii) the restructuring of FCFC's debt facilities with Bank of Scotland and BoS(USA) Inc. and (iv) Bank of Scotland's new financing to FCFC.

     In addition to all of the above provisions, the Stock Purchase Agreement will provide for a deadline for closure of this contemplated transaction. The deadline will be the earlier of October 31, 2002 or a date before October 31, 2002 that Bank of Scotland notifies FCFC in writing of its intent not to go forward with this transaction.

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     I am excited about getting this transaction completed and being able for us all to "work together" in rebuilding FCFC. I thank you for your hard work and support and "together we'll get it done".

                                          Very truly yours,

                                                 /s/ JAMES T. SARTAIN
                                          --------------------------------------
                                                     James T. Sartain

                                          Agreed and accepted.

                                                  /s/ TERRY R. DEWITT
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                                                     Terry R. Dewitt

Date: May 25, 2002

                                                 /s/ G. STEPHEN FILLIP
                                          --------------------------------------
                                                    G. STEPHEN FILLIP

Date:

                                                  /s/ JAMES C. HOLMES
                                          --------------------------------------
                                                     James C. Holmes

Date:

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